February 18, 2009
VIA EDGAR

Ms. Kathryn Jacobson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	MSTI Holdings, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No. 0-52862

Dear Ms Jacobson:

This will acknowledge receipt of your verbal comments for MSTI Holdings, Inc. to re-file its 10-KSB, with regard to the above referenced filing.

Pursuant to our phone conversation on February 17, 2009, please be advised that MSTI Holdings, Inc. intends to file its 10-KSB/A on February 23, 2009, to the letter of comments from the Securities and Exchange Commission, Division of Corporate Finance.

We thank you in advance for your assistance in this matter and should you have any questions, please do not hesitate in calling me.

Sincerely, MSTI Holdings, Inc. /s/ Ownkar Persaud Ownkar Persaud Vice President Finance